ARTICLES OF AMENDMENT

United Mobile Homes, Inc., a Maryland corporation, hereby certifies to the State Department of Assessment and Taxation of Maryland that:

The charter of the corporation is hereby amended as follows:

Article II

Name and Duration

The name of the corporation is UMH Properties, Inc. (the “Corporation”). The duration of the Corporation shall be perpetual.

This amendment of the charter of the corporation has been approved by the directors.  This amendment is expressly authorized by Section 2-605(a)(1) of the Maryland code, and may be made without action by the shareholders.

It is our intention to make this amendment effective April 1, 2006.

We, the undersigned President and Secretary, swear under penalties of perjury, that the foregoing is a corporate act.

/s/  Samuel A. Landy

/s/  Elizabeth Chiarella

By:

Samuel A. Landy, President

By:

Elizabeth Chiarella, Secretary

3499 Route 9 North, Suite 3C

Freehold, New Jersey 07728